FOLEY & LARDNER LLP ATTORNEYS AT LAW 100 NORTH TAMPA STREET, SUITE 2700 TAMPA, FLORIDA 33602-5810 P.O. BOX 3391 TAMPA, FLORIDA 33601-3391 813.229.2300 TEL 813.221.4210 FAX www.foley.com
February 11, 2005
WRITER’S DIRECT LINE 813.225.4177 ctlong@foley.com Email CLIENT/MATTER NUMBER 999450-0101

Tim Buchmiller

Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street NW

Washington, D.C. 20549

Re:	Veri-Tek International, Corp.
Amendment No. 7 to Registration Statement on Form S-1
File Number 333-118830

Dear Mr. Buchmiller:

On behalf of Veri-Tek International, Corp. (the “Company”), we are transmitting herewith Amendment No. 7 to the Form S-1 Registration Statement that was filed by the Company on February 11, 2005 (“Amendment No. 7”), in order to replace the expected price range of the offering of between $5.00 and $7.00 per share with an expected offering price of $6.00 per share. In addition, the Company has included in Amendment No. 7, revisions to its Form S-1 Registration Statement that address questions three through six of the Commission’s letter of February 9, 2005.

Please do not hesitate to contact the undersigned at (813) 225-4177 if you have any questions or comments regarding the Amendment No. 7.

Very truly yours,

/s/ Carolyn T. Long
Carolyn T. Long

Enclosures